

02005272

VF 2-7-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JAN 30 2002

SEC FILE NUMBER
8-23254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rowe & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 North Akard
(No. and Street)

Dallas, TX 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick E. Rowe, Jr. 214-720-2060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bill G. Sefried, CPA
(Name — *if individual, state last, first, middle name*)

3878 Oak Lawn Dallas, TX 75219-4471
(Address) (City) (State) Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick E. Rowe, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rowe & Company, Inc., as of October 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JUDY MCCULLY SANDERS
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-08-2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. 911 EXEMPTION
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	783,855 [0200]		783,855 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	29,856 [0295]		
	B. Other	[0300]	[0550]	29,856 [0810]
3.	Receivables from non-customers	[0355]	12,344 [0600]	12,344 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	1,405,348 [0670]	1,405,348 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	813,711 [0540]	1,417,692 [0740]	2,231,403 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	62,420 [1155]	[1355]	62,420 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			

C. Pursuant to secured demand note collateral agreements:			[1420]	0 [1730]
1. from outsiders [1000]				
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		62,420 [1230]	0 [1450]	62,420 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	500 [1792]
	C. Additional paid-in capital	103,609 [1793]
	D. Retained earnings	2,064,874 [1794]
	E. Total	2,168,983 [1795]
	F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	2,168,983 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,231,403 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 11/01/00 [3932] Period Ending 10/31/01 [3933] Number of months 12 [3931]

REVENUE

		Amount	Code
1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	5,018	[3935]
b.	Commissions on listed option transactions		[3938]
c.	All other securities commissions	1,916	[3939]
d.	Total securities commissions	6,934	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	208,574	[3995]
9.	Total revenue	215,508	[4030]

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	106,435	[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]		

14.	Regulatory fees and expenses		[4195]
15.	Other expenses		114,591 [4100]
16.	Total expenses		221,026 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(5,518) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(5,518) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-154,749 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35008 [4335A]	BEAR, STEARNS & CO. INC. [4335A2]	Retired-G [4335B]
8- 45123 [4335C]	SWS SECURITIES INC. [4335C2]	Retired-G [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 2,168,983 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 2,168,983 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 2,168,983 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 1,417,692 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — -1,417,692 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 751,291 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments — [3660]

B. Subordinated securities borrowings ______ [3670]

C. Trading and investment securities:

1. Exempted securities ______ [3735]

2. Debt securities ______ [3733]

3. Options ______ [3730]

4. Other securities 15,677 [3734]

D. Undue Concentration ______ [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

	0 [3736]	-15,677 [3740]
10. Net Capital		735,614 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,161 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	635,614 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	729,372 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 62,420 [3790]

17. Add:

A. Drafts for immediate credit — [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

0 [3820] — 0 [3830]

19. Total aggregate indebtedness — 62,420 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 8 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		2,269,096 [4240]
A.	Net income (loss)		-154,749 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		2,114,347 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	62,420 [4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	62,420 [4330]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		2,269,096 [4240]
A.	Net income (loss)		-154,749 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		2,114,347 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	62,420 [4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	62,420 [4330]

BILL G. SEFRIED
CERTIFIED PUBLIC ACCOUNTANT
3878 OAK LAWN - SUITE 612
DALLAS, TEXAS 75219-4471

214-521-5970
FAX 214-521-8058


SEC MAIL
RECEIVED
JAN 3 0 2002

CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders
Rowe & Company, Inc.

We have examined the Answers to the Financial and operational Combined Uniform Single Report Part II (FOCUS Report) of Rowe & Company, Inc. at October 31, 2001 and have issued our report thereon dated January 28, 2002. As part of our examination, we reviewed and tested the Firm's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17A-5 under the Securities and Exchange Act of 1934. Requirements of Rule 17A-5 contemplate that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and requirements, the purposes of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under requirements of Rule 17A-5, the cost benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

In our opinion, the accounting system, the internal accounting control, and the procedures for safeguarding securities were adequate with no material inadequacies existing at October 31, 2001, and the accompanying Answers to the Financial and Operational Combined Uniform Single Report (FOCUS) Part II of Rowe & Company, Inc. at October 31, 2001, presents fairly the information required in the form prescribed by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous examination.



Bill G. Sefried
Certified Public Accountant

January 28, 2002

BILL G. SEFRIED
CERTIFIED PUBLIC ACCOUNTANT
3878 OAK LAWN · SUITE 612
DALLAS, TEXAS 75219-4471

214-521-5970
FAX 214-521-8058

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Rowe & Company, Inc.

We have examined the accompanying Answer to the Financial and Operational Combined uniform Single Report (FOCUS) Part II of Rowe & Company, Inc. at October 31, 2001, which included the statement of financial condition, results of operations, changes in financial position, changes in stockholders' equity and the computation of net capital under Rule 15c3-1, the exemptive provisions of the reserve requirements under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and the computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 at October 31, 2001.

Our examination was made in accordance with generally accepted auditing standards and with the audit requirements prescribed by the Securities and Exchange Commission, and accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof for the period since the prior examination date, and of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Rowe & Company, Inc.
Notes to the Financial Statements
October 31, 2001

Note 1 – Accounting Policies Followed by the Firm

The Firm is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3 (K)(2)(b) which provides that all the funds and securities belonging to the Firm's customers would be handled by a correspondent broker-dealer. The Company does not have any possession or control of customer funds or securities. Substantially all of the Company's business is conducted with customers located in the state of Texas.

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after the trade date.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand certificates of deposit with maturities of three months of less.

Marketable securities owned and securities sold but not purchased are recorded at market value for financial statement purposes using market prices as of October 31, 2001. Securities not readily marketable are carried at fair market value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operation. For Federal income tax purposes, the Company records security values using market prices as of the last trade date included in the fiscal year.

Depreciation on property is provided for on an accelerated basis using an ACRS life of 5 years for 1987 and 1988 additions and 5 years MACRS life on post 1988 additions.

Furniture and equipment at cost net of accumulated depreciation:
Cost: $17,508
Accumulated depreciation: $17,508

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of File 15c3-1 of the Securities and Exchange Act of 1934, the Firm is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2001, the Firm had net capital of approximately $735,614 and net capital requirements of $100,000. The Firm's ratio of aggregate indebtedness to net capital was 0%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Other Investments Not Readily Marketable

An estimated fair market value of $1,754,692 less deferred Federal Income Tax payable of $349,344 equals $1,405,348.

Note 4 – Lawsuit

There are no lawsuits pending or threatened.

Note 5 – Theft Loss

An investigation is currently underway relating to an employees' embezzlement of funds. The amounts in question are not considered to be material.

ROWE & COMPANY, INC.

A Reconciliation of the Computation of
Net Capital Under Rule 15c3-1 and the
Computation for Determination of the
Rule 15c-3
as of October 31, 2001

There were no differences in net capital to reconcile.

NET CAPITAL	FOCUS REPORT IIA	AUDITED	$2,231,403
NET CAPITAL	FOCUS REPORT IIA	UNAUDITED	$2,231,403

ROWE & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2001

CASH FLOWS FORM OPERATING ACTIVITIES:		
NET INCOME		$ (5,518.00)
ADJUSTMENT TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES		
C INCREASE IN CURRENT ASSETS	9,316	
INCREASE IN CURRENT LIABILITIES	(56,140)	(46,824)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(52,342)
CASH FLOWS FROM INVESTING ACTIVITIES:		
SALE OF INVESTMENTS/OTHER		576,962
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		524,620
CASH - BEGINNING OF YEAR		259,234
CASH - END OF YEAR		$783,854